BY FACSIMILE AND EDGAR TRANSMISSION

October 23, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-132921)

Dear Sirs:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, on behalf of itself, CIBC World Markets Corp., and JMP Securities LLC, as representatives of the underwriters, hereby join in the request of Achillion Pharmaceuticals, Inc. (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern DST), on October 25, 2006, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated October 10, 2006, relating to the above-referenced offering have been distributed as follows during the period of October 10, 2006 through October 20, 2006:

4727	total copies distributed;
2102	copies to prospective underwriters
2075	copies to institutional investors; and
550	copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

By:  /s/    Graham Powis

Name: Graham Powis

Title:	Managing Director and Head of Equity Capital Markets